SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.    )1

GRANT LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

388113102

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Hun-Chi Lin
1787 E. Fort Union Blvd.
Suite 202
Salt Lake City, UT 84121
(Continued on following pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Page 1 of 4 Pages)

CUSIP No. 388113102	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Gregory Sichenzia I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	7	SOLE VOTING POWER 38,600,000 shares of common stock.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 38,600,000 shares of common stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,600,000 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON* IN

(Page 2 of 4 Pages)

Item 1.  Security and Issuer.

This statement relates to shares of the common stock, par value $.001 per share, of Grant Life Sciences, Inc., a Nevada corporation (the “Company”).  The Company has its principal executive office at 1787 E. Fort Union Blvd., Suite 202, Salt Lake City, UT 84121.

Item 2. Identity and Background.

This statement is being filed by Gregory Sichenzia, a United States citizen.  Mr. Sichenzia is legal counsel to the Company and maintains an office at Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, New York 10006.

On August 27, 2008, the Board of Directors of the Company approved the issuance of 38,600,000 shares of the Company’s common stock to Mr. Sichenzia as compensation for his legal services.  Mr. Sichenzia was issued the 38,600,000 shares on September 9, 2008.

During the past five years, Mr. Sichenzia has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The sole source of consideration for the issuance of 38,600,000 shares of the Company’s common stock to Mr. Sichenzia is his legal services to the Company.

Item 4. Purpose of Transaction.

See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Mr. Sichenzia beneficially owned 38,600,000 shares of common stock, representing 9.02% of the outstanding shares of common stock of the Company as of September 9, 2008.  The percentage of outstanding shares of common stock is computed based on 427,940,665 shares of common stock outstanding as of September 9, 2008.  Except for the transactions described herein, Mr. Sichenzia has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company’s common stock or other securities convertible into equity securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

(Page 3 of 4 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 9, 2008	/s/ Gregory Sichenzia
Gregory Sichenzia

(Page 4 of 4 Pages)